EXHIBIT 99.1

Applied Industrial Technologies Reports
Fiscal 2012 Third Quarter Results
and Declares Quarterly Dividend

CLEVELAND, OHIO (April 26, 2012) - Applied Industrial Technologies (NYSE: AIT) today reported third quarter fiscal 2012 sales and earnings for the three months ended March 31, 2012.

Net sales for the third quarter increased 7.0% to $605.5 million from $566.0 million in the comparable period a year ago. Net income for the quarter increased 10.9% to $29.4 million, or $0.69 per share, compared to $26.5 million, or $0.61 per share, last year.

For the nine months ended March 31, 2012, sales increased 8.2% to $1.76 billion from $1.62 billion in the same period last year. Net income increased 12.0% to $76.7 million, or $1.79 per share, compared to $68.5 million, or $1.58 per share, last year.

Commenting on the Company's performance, Applied's Chief Executive Officer Neil A. Schrimsher said, “We had solid business performance in the third quarter, continuing our sound operating discipline and focus on operational excellence. We effectively translated our sales gains into good profit contribution, while continuing our asset management execution and strong cash generation. As we finalize our long-range strategic plans, we are encouraged by our opportunities to generate profitable growth and increase shareholder value.
“Entering the final quarter of our fiscal year, we are operating in an active industrial economic environment. We are maintaining our full fiscal 2012 sales guidance of $2.35 billion to $2.45 billion, and we are narrowing our earnings per share guidance to between $2.45 and $2.55 per share,” said Schrimsher.

In addition, Mr. Schrimsher announced today that the Company's Board of Directors declared a quarterly cash dividend of $0.21 per common share, payable on May 31, 2012, to shareholders of record on May 15, 2012.

The Company will host its quarterly conference call for investors and analysts at 4 p.m. ET on April 26, 2012. To join the call, dial 1-800-927-0469 or 1-847-944-7323 (for International callers) using passcode 32073750. The call will be conducted by CEO Neil A Schrimsher, President & COO Benjamin J. Mondics, and Vice President & CFO Mark O. Eisele. A live audio webcast can be accessed online at www.Applied.com. A replay of the call will be available for two weeks by dialing 1-888-843-7419 or 1-630-652-3042 (International) using passcode 32073750.

With approximately 480 facilities and 4,600 employee associates, Applied Industrial Technologies is a leading industrial distributor that offers more than 4 million parts critical to the operations of MRO and OEM customers in virtually every industry. In addition, Applied provides engineering, design and systems integration for industrial and fluid power applications, as well as customized mechanical, fabricated rubber and fluid power shop services. Applied also offers maintenance training, plus solutions to meet inventory and storeroom management needs that help provide enhanced value to its customers. For its fiscal year ended June 30, 2011, Applied posted sales of $2.2 billion. Applied can be visited on the Internet at http://www.applied.com.

This press release contains statements that are forward-looking, as that term is defined by the Securities and Exchange Commission in its rules, regulations and releases. Forward-looking statements are often identified by qualifiers such as “guidance” and similar expressions. Applied intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors including trends in the industrial sector of the economy, and other risk factors identified in Applied's most recent periodic report and other filings made with the Securities and Exchange Commission. Accordingly, actual results may differ materially from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by the Company or any other person that the results expressed therein will be achieved. Applied assumes no obligation to update publicly or revise any forward-looking statements, whether due to new information, or events, or otherwise, except as required by law.

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For investor relations information, contact Mark O. Eisele, Vice President -- Chief Financial Officer, at 216-426-4417. For corporate information, contact Julie A. Kho, Manager -- Public Relations, 216-426-4483.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. AND SUBSIDIARIES
CONDENSED STATEMENTS OF CONSOLIDATED INCOME
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	2012	2011	2012	2011
Net Sales	$605,461	$565,970	$1,755,432	$1,622,988
Cost of sales	437,848	409,404	1,273,646	1,179,021
Gross Profit	167,613	156,566	481,786	443,967
Selling, distribution and administrative, including depreciation	125,594	118,365	363,165	337,819
Operating Income	42,019	38,201	118,621	106,148
Interest expense, net	54	52	111	1,634
Other (income) expense, net	(1,887)	(2,645)	823	(3,409)
Income Before Income Taxes	43,852	40,794	117,687	107,923
Income Tax Expense	14,434	14,258	40,952	39,439
Net Income	$29,418	$26,536	$76,735	$68,484
Net Income Per Share - Basic	$0.70	$0.63	$1.82	$1.61
Net Income Per Share - Diluted	$0.69	$0.61	$1.79	$1.58
Average Shares Outstanding - Basic	42,109	42,446	42,157	42,409
Average Shares Outstanding - Diluted	42,779	43,339	42,838	43,254

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1) Applied uses the last-in, first-out (LIFO) method of valuing U.S. inventory. An actual valuation of inventory under the LIFO method can only be made at the end of each year based on the inventory levels and costs at that time. Accordingly, interim LIFO calculations are based on management's estimates of expected year-end inventory levels and costs and are subject to the final year-end LIFO inventory determination.

There were no LIFO layer liquidation benefits recognized for the nine months ended March 31, 2012. We recorded overall LIFO benefits in the quarter and nine months ended March 31, 2011 of $0.4 million and $2.5 million, respectively, and LIFO reserves were reduced by the same amount.

APPLIED INDUSTRIAL TECHNOLOGIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(Amounts in thousands)

	March 31, 2012	June 30, 2011
Assets
Cash and cash equivalents	$79,408	$91,092
Accounts receivable, less allowances of $8,570 and $7,016	307,660	290,751
Inventories	230,035	204,066
Other current assets	31,897	33,005
Total current assets	649,000	618,914
Property, net	78,464	69,014
Intangibles, net	88,768	89,551
Goodwill	84,690	76,981
Other assets	53,414	60,471
Total Assets	$954,336	$914,931

Liabilities
Accounts payable	$124,614	$108,509
Other accrued liabilities	101,081	106,179
Total current liabilities	225,695	214,688
Other liabilities	56,432	66,680
Total Liabilities	282,127	281,368
Shareholders' Equity	672,209	633,563
Total Liabilities and Shareholders' Equity	$954,336	$914,931

APPLIED INDUSTRIAL TECHNOLOGIES, INC. AND SUBSIDIARIES
CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS
(Amounts in thousands)

	Nine Months Ended
	March 31,
	2012	2011
Cash Flows from Operating Activities
Net income	$76,735	$68,484
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property	8,388	8,466
Amortization of intangibles	8,455	8,468
Amortization of stock options and appreciation rights	1,810	2,169
Gain on sale of property	(626)	(687)
Other share-based compensation expense	3,470	3,103
Changes in assets and liabilities, net of acquisitions	(39,625)	(29,275)
Other, net	3,364	3,254
Net Cash provided by Operating Activities	61,971	63,982
Cash Flows from Investing Activities
Property purchases	(18,295)	(16,446)
Proceeds from property sales	1,209	1,079
Net cash paid for acquisition of businesses, net of cash acquired	(14,297)	(27,739)
Other		1,722
Net Cash used in Investing Activities	(31,383)	(41,384)
Cash Flows from Financing Activities
Repayments under revolving credit facility		(50,000)
Long-term debt repayment		(25,000)
Settlements of cross currency swap agreements		(12,752)
Purchases of treasury shares	(18,990)	(4,491)
Dividends paid	(24,939)	(21,649)
Excess tax benefits from share-based compensation	2,263	1,250
Exercise of stock options and appreciation rights	324	477
Net Cash used in Financing Activities	(41,342)	(112,165)
Effect of Exchange Rate Changes on Cash	(930)	2,349
Decrease in cash and cash equivalents	(11,684)	(87,218)
Cash and cash equivalents at beginning of period	91,092	175,777
Cash and Cash Equivalents at End of Period	$79,408	$88,559